EXHIBIT 20


PEPSICO REPORTS FOURTH QUARTER EARNINGS


PURCHASE, N.Y., Feb. 1, 1999 - PepsiCo, Inc. today reported earnings per share (assuming dilution) from continuing operations of $0.24 for the fourth quarter ended December 26, 1998. Earnings per share for the full year were $1.31, a 38 percent increase over the prior year.

PepsiCo Chairman and Chief Executive Officer Roger Enrico said: "In 1998, we made very solid progress in our strategy to position PepsiCo for healthy, sustainable long-term growth. In the fourth quarter we made particularly good progress in three key areas:

   "We reignited volume momentum in Pepsi-Cola. North American volume was strong, growing ten percent in the quarter and six percent for the year. Pepsi One, our new one-calorie cola, led the growth in the fourth quarter, while Mountain Dew posted its second straight year of strong bottler case sales. And in its second year of national distribution, our Aquafina brand became the top-selling bottled water in convenience stores and gas stations.

   "We continued strengthening our Frito-Lay International snack business. Frito-Lay International announced the formation of a nine-country joint venture with Empresas Polar SA of Venezuela (Polar). With our recent acquisitions in Argentina and Chile, the partnership with Polar's business raised our share of the Central and South American salty snack market to more than fifty percent.

   "Return on invested capital was 17 percent from our core operations (before acquisitions) and 16 percent including acquisitions. As we integrate our recent acquisitions into the PepsiCo portfolio, I expect our return on invested capital will improve."

 [All discussions exclude the impact of items affecting comparability which are detailed in the financial schedules attached]

Pepsi-Cola
----------

Worldwide Pepsi-Cola volume, as measured by bottler case sales (BCS), grew more than seven percent in the quarter, driven by a strong ten percent advance in North America. As expected, the international improvement of four percent reflected economic weakness in certain markets. The ten percent advance in North America during the quarter was the result of strong Pepsi One sales combined with strong growth in Mountain Dew, Brand Pepsi, Aquafina and Lipton Brisk. The four percent international advance reflected strong performance in China, India and the Middle East that was partially offset by lower volume in Asia and Russia. On a full year basis, both North American and international BCS volume grew six percent.

North   American   beverage  sales  grew  five  percent  in  the  quarter  while international sales declined twelve percent versus the prior year. North American growth was driven by strong volume performance partially offset by lower pricing. International sales were lower, largely due to the impact of the sale of our Japanese bottler to Suntory late in 1997.

Worldwide operating profits were down 33 percent from the year earlier quarter due to the difficult global pricing environment, higher advertising and marketing expenses and higher losses in Russia.

Consistent with the first three quarters of 1998, Pepsi-Cola North America invested heavily in advertising and marketing, vending equipment and new fountain business. This spending is consistent with our stated strategy and drove market share growth that outpaced our primary competitor. Additionally, our U.S. fountain volume in the fourth quarter and full year grew seven and four percent, respectively, driven by innovations we brought to large fountain customers.


Frito-Lay
---------

Worldwide salty snack pound volume grew four percent in the fourth quarter and five percent for the full year on a constant territory basis. Including the impact of acquisitions, salty snack volume grew nine percent and eight percent in the fourth quarter and the full year, respectively. North American pound volume growth was four percent for the quarter and five percent for the full year. International salty snack kilo volume before acquisitions improved three percent in the fourth quarter and six percent for the full year. Including acquisitions, international volume grew 16 percent and 14 percent in the fourth quarter and full year, respectively.

Worldwide sales improved six percent in the quarter. North American sales were driven by volume growth and a favorable price mix to our WOW! fat-free products. International sales were higher by four percent, driven by acquisitions, primarily the Smith's Snackfood Company in Australia. Excluding acquisitions, sales declined three percent largely due to continued weakness in Brazil. PepsiCo's contribution of several previously consolidated businesses to the Empresas Polar joint venture reduced our international sales by about one percentage point during the fourth quarter.

Worldwide operating profits were up one percent during the fourth quarter driven by three percent growth from North America. International profits in the fourth quarter and the full year declined six percent and three percent, respectively, primarily as a result of the weak macroeconomic environment in Brazil.


Tropicana
---------

Tropicana posted solid five percent growth in volume (as measured in four gallon equivalent cases) driven by a continuing favorable trend toward Tropicana Pure Premium. Revenues were $722 million, reflecting this volume growth. Operating profits of $40 million were somewhat dampened by increases in the cost of oranges early in the quarter that were in advance of related selling price increases.

ITEMS AFFECTING COMPARABILITY
-----------------------------

   Tax Benefit
   -----------

In November 1998, PepsiCo reached final agreement with the IRS to settle substantially all remaining aspects of a tax case relating to PepsiCo's concentrate operations in Puerto Rico. As a result, PepsiCo recognized a tax benefit totaling $494 million for 1998. Of the $494 million, $200 million was recorded in the third quarter, based on settlement of part of the case, and $294 million or 19 cents per share was recorded in the fourth quarter.

   Impairment and Restructuring
   ----------------------------

In recognition of the severe impact of the economic crisis on its operations in Russia, Pepsi-Cola International has recorded an unusual charge of $218 million or 14 cents per share for the fourth quarter of 1998 to reflect asset impairment and the cost of restructuring its operations there.

Frito-Lay North America incurred one-time charges of $54 million (pre-tax) or two cents per share in the fourth quarter relating to the elimination of production redundancies in its U.S. manufacturing operations.

Pepsi-Cola North America recorded a $16 million (pretax) or one cent per share charge to reflect the costs of separating its concentrate and bottling organizations. The separation is intended to enable PepsiCo's bottling business to more effectively serve retail customers, which have been consolidating very rapidly in recent years. PepsiCo is proceeding with the conversion of a majority stake in its Pepsi Bottling Group unit to public ownership through an initial public offering.

   Cautionary Statement
   --------------------

This release discusses expectations regarding PepsiCo's future performance and the impact of global economic conditions. These forward-looking statements are based on our current expectations and projections about future events. The statements are subject to risks, uncertainties and assumptions. As a result, the forward-looking events discussed in this release could turn out to be significantly different from expectations or may not occur.

                         PepsiCo, Inc. and Subsidiaries
                        Consolidated Statement of Income
                    ($ in millions except per share amounts)



                                                                  % Change B/(W)
                                                                ----------------
                                           16 Weeks Ended           As
                                        --------------------
                                        12/26/98    12/27/97    Rept'd  Adjusted
                                        --------    --------    ------  --------
                                                                          (a)
Net Sales                                 $7,193      $6,256      15      15
Costs and Expenses, net
  Cost of sales                            3,149       2,556     (23)    (23)
  Selling, general and
   administrative expenses                 3,343       2,938     (14)    (14)
  Amortization of intangible
   assets                                     86          60     (43)    (43)
  Unusual items (b)                          288         (14)     NM       -
                                          ------      ------
Operating Profit                             327         716     (54)    (12)

  Interest expense                          (154)       (120)    (28)    (28)
  Interest income                             15          71     (79)    (79)
                                          ------       -----

Income From Continuing Operations
 Before Income Taxes                         188         667     (72)    (27)

Provision for Income Taxes (c)              (173)        221      NM      29
                                          ------      ------
Income From Continuing
 Operations                                  361         446     (19)    (26)

Loss From Discontinued
 Operations, net of taxes ($95)                -         (45)     NM      NM

Net Income                                $  361      $  401     (10)
                                          ======      ======

Income/(Loss)Per Share-Basic
 Continuing Operations                    $ 0.25      $ 0.30     (17)    (24)(d)
 Discontinued Operations                       -       (0.03)
                                          ------      ------
Net Income Per Share                      $ 0.25      $ 0.27      (7)
                                          ======      ======

 Average Shares Outstanding                1,469       1,514       3

Income/(Loss) Per Share-
 Assuming Dilution
  Continuing Operations                   $ 0.24      $ 0.29     (16)(d) (23)(d)
  Discontinued Operations                      -       (0.04)
                                          ------      ------
  Net Income Per Share                    $ 0.24      $ 0.25      (6)(d)
                                          ======      ======

  Average Shares Outstanding               1,501       1,559       4


NM - Not Meaningful

See accompanying notes.

Notes to 16 Weeks Ended 12/26/98 and 12/27/97:

(a) Excludes the effects of the unusual items described in Note (b) below and the 1998 tax benefit in Note (c) below.
(b) The 1998 unusual items included in continuing operations relate to asset impairment and restructuring charges reflecting the severe impact of the economic crisis in Russia on Pepsi-Cola International's operations, impairment charges related to the elimination of production redundancies at Frito-Lay North America and a Pepsi-Cola North America restructuring charge reflecting the costs of separating its concentrate and bottling organization. The 1997 unusual items included in continuing operations relate to decisions to dispose of and write down assets, improve productivity and strengthen the international bottler structure. The 1997 amount also includes $87 million of proceeds associated with a settlement related to a previous Venezuelan bottler agreement, which was partially offset by related costs.

                                                 1998     1997
                                                -----    -----
      Net loss/(gain)                           $ 288    $ (14)
                                                =====    =====
        After tax loss/(gain)                   $ 261    $  (1)
                                                =====    =====
        Per share-assuming dilution             $0.17    $   -
                                                =====    =====


(c) The provision for income taxes in 1998 reflects a tax benefit of $294 million (or $0.19 per share - assuming dilution) as a result of a final agreement with the Internal Revenue Service to settle a tax case relating to our concentrate operations in Puerto Rico. Excluding the effects of the 1998 tax benefit and 1998 and 1997 unusual items, the effective tax rates are 31.1% in 1998 and 31.9% in 1997.
(d) Based on unrounded amounts.

                         PepsiCo, Inc. and Subsidiaries
                        Consolidated Statement of Income
                    ($ in millions except per share amounts)



                                                                  % Change B/(W)
                                                                 ---------------
                                            52 Weeks Ended          As
                                          --------------------
                                          12/26/98    12/27/97   Rept'd Adjusted
                                          --------    --------   ------ --------
                                                                             (a)
Net Sales                                  $22,348     $20,917      7         7
Costs and Expenses, net
  Cost of sales                              9,330       8,525     (9)       (9)
  Selling, general and
   administrative expenses                   9,924       9,241     (7)       (7)
  Amortization of intangible
   assets                                      222         199    (12)      (12)
  Unusual items (b)                            288         290      1         -
                                           -------     -------
Operating Profit                             2,584       2,662     (3)       (3)

  Interest expense                            (395)       (478)    17        17
  Interest income                               74         125    (41)      (41)
                                           -------     -------

Income From Continuing Operations
 Before Income Taxes                         2,263       2,309     (2)       (2)

Provision for Income Taxes (c)                 270         818     67         9
                                           -------     -------

Income From Continuing
 Operations                                  1,993       1,491     34         2

Income From Discontinued
 Operations, net of taxes ($500)                 -         651     NM        NM
                                           -------     -------
Net Income                                 $ 1,993     $ 2,142     (7)
                                           =======     =======

Income Per Share-Basic
 Continuing Operations                     $  1.35     $  0.98     38         5
 Discontinued Operations                         -        0.42
                                           -------     -------
 Net Income Per Share                      $  1.35     $  1.40     (4)
                                           =======     =======

 Average Shares Outstanding                  1,480       1,528      3

Income Per Share-Assuming Dilution
 Continuing Operations                     $  1.31     $  0.95     38         5
 Discontinued Operations                         -        0.41
                                           -------     -------
 Net Income Per Share                      $  1.31     $  1.36     (4)
                                           =======     =======

 Average Shares Outstanding                  1,519       1,570      3


NM - Not Meaningful

See accompanying notes.

Notes to 52 Weeks Ended 12/26/98 and 12/27/97:

(a) Excludes the effects of the unusual items described in Note (b) below and the 1998 tax benefit in Note (c) below.
(b) The 1998 unusual items included in continuing operations relate to asset impairment and restructuring charges reflecting the severe impact of the economic crisis in Russia on Pepsi-Cola International's operations, impairment charges related to the elimination of production redundancies at Frito-Lay North America and a Pepsi-Cola North America restructuring charge reflecting the costs of separating its concentrate and bottling organization. The 1997 unusual items included in continuing operations relate to decisions to dispose of and write down assets, improve productivity and strengthen the international bottler structure. The 1997 amount also includes $87 million of proceeds associated with a settlement related to a previous Venezuelan bottler agreement, which was partially offset by related costs.
                                                 1998     1997
                                                 ----     ----

      Net loss                                  $ 288    $ 290
                                                =====    =====
        After tax loss                          $ 261    $ 239
                                                =====    =====
        Per share-assuming dilution             $0.17    $0.15
                                                =====    =====


(c) The provision for income taxes in 1998 reflects a tax benefit of $494 million (or $0.32 per share - assuming dilution) as a result of a final agreement with the Internal Revenue Service to settle a tax case relating to our concentrate operations in Puerto Rico. Excluding the effects of the 1998 tax benefit and 1998 and 1997 unusual items, the effective tax rates are 31.0% in 1998 and 33.4% in 1997.

                         PepsiCo, Inc. and Subsidiaries
              Supplemental Schedule of Net Sales and Operating Profit
               16 Weeks Ended December 26, 1998 and December 27, 1997
                                 ($ in millions)


                     Net Sales                    Operating Profit
            -----------------------------   ------------------------------------
                                      %                          % Change B/(W)
                                                                 --------------
             16 Weeks Ended        Change    16 Weeks Ended       As
            -------------------             ------------------
            12/26/98   12/27/97     B/(W)   12/26/98  12/27/97   Rept'd Adjusted
            --------   --------     -----   --------  --------   ------ --------
                                                (a)      (a)      (a)      (b)
Pepsi-Cola
-N.A.          $2,416    $2,308        5       $ 190      $ 262    (27)    (21)
-Int'l            683       773      (12)       (279)       (19)    NM     (36)
               ------    ------                -----      -----
                3,099     3,081        1         (89)       243     NM     (33)

Frito-Lay
-N.A.           2,220     2,062        8         392        420    (7)       3
-Int'l          1,152     1,113        4         115        122    (6)      (6)
               ------    ------                -----      -----
                3,372     3,175        6         507        542    (6)       1

Tropicana         722         -       NM          40          -     NM      NM
               ------    ------                -----      -----

Combined
 Segments      $7,193    $6,256       15         458        785   (42)      (3)
               ======    ======
Unallocated expenses                            (131)       (69)   (90)     (90)
                                               -----      -----

Operating Profit                               $ 327      $ 716   (54)     (12)
                                               =====      =====

NM - Not Meaningful

Notes:
(a) Includes the following net unusual items - losses / (gains):

                                          1998        1997
                                          ----        ----

      Pepsi-Cola
      - N.A.                              $ 16        $  -
      - Int'l                              218         (26)

      Frito-Lay
      - N.A.                                54          12
                                          ----        ----
            Net loss/(gain)               $288        $(14)
                                          ====        ====

(b) Excludes the effects of unusual items described in note (a) above.

                         PepsiCo, Inc. and Subsidiaries
              Supplemental Schedule of Net Sales and Operating Profit
               52 Weeks Ended December 26, 1998 and December 27, 1997
                                 ($ in millions)


                     Net Sales                       Operating Profit
             ----------------------------    ----------------------------------
                                      %                          % Change B/(W)
                                                                 --------------
             52 Weeks Ended        Change    52 Weeks Ended       As
            -------------------              -----------------
            12/26/98   12/27/97     B/(W)   12/26/98  12/27/97   Rept'd Adjusted
            --------   --------     -----   --------  --------   ---------------
                                                (a)      (a)        (a)     (b)
Pepsi-Cola
-N.A.         $ 8,266   $ 7,899       5       $1,211     $1,274     (5)     (7)
-Int'l          2,385     2,642     (10)        (219)      (144)   (52)     NM
              -------   -------               ------     ------
               10,651    10,541       1          992      1,130    (12)     (8)

Frito-Lay
-N.A.           7,474     6,967       7        1,424      1,388      3       5
-Int'l          3,501     3,409       3          367        318     15      (3)
              -------   -------               ------     ------
               10,975    10,376       6        1,791      1,706      5       3

Tropicana         722         -      NM           40          -     NM      NM
              -------   -------               ------     ------

Combined
 Segments     $22,348   $20,917       7        2,823      2,836      -       -
              =======   =======

Unallocated expenses                            (239)      (174)    (37)   (37)
                                               -----       -----

Operating Profit                              $2,584     $2,662     (3)     (3)
                                              ======     ======


NM - Not Meaningful

Notes:
(a) Includes the following net unusual items - losses:

                                                   1998           1997
                                                   ----           ----

         Pepsi-Cola
         - N.A.                                    $ 16           $ 52
         - Int'l                                    218            154

         Frito-Lay
         - N.A.                                      54             22
         - Int'l                                      -             62
                                                   ----           ----
               Net loss                            $288           $290
                                                   ====           ====

(b) Excludes the effects of the unusual items described in note (a) above.